Exhibit 8.1

List of Subsidiaries of Goldbelt Resources Ltd.

Subsidiary	Jurisdiction of Incorporation

Resolute (West Africa) Limited	Jersey
Goldbelt Resources (West Africa) SARL	Burkina Faso